

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

John C. Lawrence
President, Director and Principal Executive Officer
United States Antimony Corporation
P.O. Box 643
Thompson Falls, MT 59873

> Re: **United States Antimony Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 30, 2010**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
>   **Filed August 13, 2010**
>   **Response Letter Dated October 13, 2010**
>   **File No. 001-08675**

Dear Mr. Lawrence:

We have reviewed your response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Engineering Comments

General

1.   We note your response to our previous comment numbers 8, 9, and 10.   Please disclose the requested information for your Mexican operations, in addition to your U.S. operations.

2.   We note you disclose information regarding 3 patented mill site claims that are presently being challenged by the U.S Forest Service and a 3% royalty that is being challenged in court. Please expand your disclosure to include a detailed description of these two

disputes and the potential impact of these disputes on your business, pending their outcome. Include risk factors to address these disputes if necessary.

You may contact Donald F. Delaney, at (202) 551-3863, or Shannon F. Buskirk, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610, with questions about engineering comments. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

Ethan Horowitz
Branch Chief